UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                        KinderCare Learning Centers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   494521 30 5
                     ------------------------------------------------
                                 (CUSIP Number)

                  KCLC Acquisition Corp., KLC Associates, L.P.,
                   KKR Associates (KLC) L.P., KKR-KLC L.L.C.,
                   KKR Partners II, L.P., KKR Associates L.P.
                     c/o Kohlberg Kravis Roberts & Co., L.P.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 13, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 494521 30 5
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      KCLC ACQUISITION CORP.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF, OO (see item 3)
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0 (See Item 7 above)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0 (see Item 7 above)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 494521 30 5
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      KLC ASSOCIATES, LP.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF, OO (see item 3)
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               7,727,105 (See Item 5)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        7,727,105 (See Item 5)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,727,105 (See Item 5)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      83.9 (See Item 5)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 494521 30 5
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      KKR ASSOCIATES (KLC) L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

       OO (see item 3)
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             7,727,105 (See Item 5)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        7,727,105 (See Item 5)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,727,105 (See Item 5)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      83.9 (See Item 5)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 494521 30 5
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      KKR-KLC L.L.C.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

       OO (see item 3)
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             7,727,105 (See Item 5)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        7,727,105 (See Item 5)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,727,105 (See Item 5)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      83.9 (See Item 5)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 494521 30 5
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      KKR PARTNERS II, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF, OO (see item 3)
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               101,842 (See Item 5)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        101,842 (See Item 5)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      101,842 (See Item 5)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.1 (See Item 3)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 494521 30 5
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      KKR ASSOCIATES L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF, OO (see item 3)
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             101,842 (See Item 5)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        101,842 (See Item 5)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      101,842 (See Item 5)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.1 (See Item 3)
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D

      The Statement on Schedule 13D, as previously amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Issuer Common Stock"), of KinderCare Learning Centers, Inc., a Delaware corporation (the "Issuer"), as previously filed by the Reporting Persons, consisting of KCLC Acquisition Corp. ("Newco"), KLC Associates, L.P. ("KLC Associates"), KKR Associates (KLC) L.P. ("KKR Associates KLC") and KKR-KLC L.L.C. ("KKR-KLC LLC"), is hereby amended and supplemented with respect to the items set forth below, including the addition of KKR Partners II, L.P. ("KKR Partners II", together with KLC Associates, the "Partnerships"), a Delaware limited partnership of which KKR Associates L.P., a New York limited partnership ("KKR Associates"), is the general partner, and KKR Associates as Reporting Persons for which this joint filing is made. Capitalized terms used without definition have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

      This statement is being filed jointly by KKR-KLC LLC, KKR Associates
(KLC), KKR Associates, the Partnerships and Newco. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as
Exhibit 1 hereto. As a result of the transactions more fully detailed in Item 4 herein, as amended, Newco was merged out of existence, ceased to be the beneficial owner of more than five percent of Issuer Common Stock, and thus ceased to be a Reporting Person.

      The address of the principal business and office of each of the Partnerships is 9 West 57th Street, New York, New York 10019.

      Each of KKR Associates (KLC) and KKR-KLC LLC is principally engaged in the business of investing through partnerships in the Issuer and potentially other companies. KKR Associates is principally engaged in the business of investing through partnerships in the Issuer and other companies. The address of the principal business and office of each of KKR Associates (KLC), KKR Associates and KKR-KLC LLC is 9 West 57th Street, New York, New York 10019.

      Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR-KLC LLC and general partners of KKR Associates. Messrs. Kravis and Roberts are each United States citizens, and the present principal occupation or employment of each is as a managing member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The other members of KKR-KLC LLC and other general partners of KKR Associates are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. The business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Robbins and Stuart is 9 West 57th Street, New York, New York 10019; the business address of each of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

      During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

      The amount and sources of funds used in connection with the Merger (as defined in Item 4) and related transactions consisted of (i) borrowings of $390.0 million under a Senior Secured Credit Facility, with the institutions and on the terms set forth in Exhibit 4 attached hereto, (ii) the issuance of $300,000,000 aggregate principal amount of 9.50% Senior Subordinated Notes due 2009, on the terms set forth in Exhibits 2 and 3 attached hereto and (iii) the contribution of $148.75 million in equity by the Partnerships. These amounts include funds for certain Merger-related expenses that are expected to be paid in the future.

Item 4. Purpose of Transaction

      As previously reported in the Reporting Persons' Schedule 13D, on October 3, 1996 Newco and the Issuer entered into an Agreement and Plan of Merger which was amended as of December 27, 1996 (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into the Issuer, whereupon the separate existence of Newco would cease and the Issuer would continue as the surviving corporation.

      The Merger and the transactions contemplated thereby were consummated on February 13, 1997, at which time (A) Newco merged with and into the Issuer and
(B) KLC Associates and KKR Partners II acquired 7,727,105 and 101,842 shares (collectively, the "KCLC Shares"), respectively, of Issuer Common Stock.

      After giving effect to the Merger and the appointment following the Merger of David J. Johnson as Chief Executive Officer of the Issuer, the members of the board of directors of the Issuer included Mr. Johnson, Henry R. Kravis, George
R. Roberts, Clifton S. Robbins, Nils P. Brous, Sandra W. Scarr and Stephen A. Kaplan. The composition of the Board of Directors of the Issuer is subject to change from time to time, but affiliates or employees of the Reporting Persons are expected to constitute at all times a majority of such board.

      As previously reported, in connection with the Merger Agreement, Newco and certain previously reported stockholders of the Issuer were parties to a Voting Agreement dated as of October 3, 1996 and amended as of December 27, 1996 (the "Voting Agreement"). The provisions of the Voting Agreement relating to the Issuer Common Stock expired according to their terms upon the consummation of the Merger on February 13, 1997.

      Concurrent with the Merger, (i) the certificate of incorporation of the Issuer, as in effect immediately prior to the Merger, was amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement (previously filed as an exhibit to the Schedule 13D) so that, among other things, the authorized capital stock of the Issuer was reduced from 40 million shares of Issuer Common Stock to 20 million shares of Issuer Common Stock and (ii) the bylaws of Newco as in effect at the Effective Time became the bylaws of the Issuer.

      Following the Merger, the Issuer Common Stock was delisted from the NASDAQ National Market System.

      The preceding summary of certain provisions of and Exhibits to the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which have previously been filed as exhibits to the Schedule 13D, and incorporated therein by reference.

      The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

      Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) and (b) Pursuant to the Merger, KLC Associates and KKR Partners II acquired 7,727,105 and 101,842 shares, respectively, of Issuer Common Stock.

      Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Act of 1933, as amended (the "Act"), the Partnerships, KKR Associates (KLC), KKR Associates and KKR-KLC LLC may be deemed to beneficially own, as a group, the KCLC Shares, constituting in the aggregate approximately 85% of the outstanding shares of Issuer Common Stock. The Reporting Persons do not affirm the existence of any such group. Individually, KLC Associates and KKR

Partners II may be deemed under Rule 13d-3 of the Act to own 7,727,105 and 101,842 shares, respectively, of Issuer Common Stock. The 7,828,947 shares of Issuer Common Stock presently owned by the Partnerships constitute 85% of the Issuer Common Stock outstanding following the Merger.

      (b) KLC Associates, acting through its sole general partner, KKR Associates KLC, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR Associates KLC may be deemed to beneficially own any shares of Issuer Common Stock that KLC Associates may beneficially own or be deemed to beneficially own. KKR-KLC LLC, as sole general partner of KKR Associates KLC, may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates KLC may be deemed to beneficially own. KKR Partners II, acting through its sole general partner, KKR Associates, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly. As a result, KKR Associates may be deemed to beneficially own any shares of Issuer Common Stock that KKR Partners II may beneficially own or be deemed to beneficially own. Each of Messrs. Kravis and Roberts, as managing members of KKR-KLC LLC and general partners of KKR Associates, and each of Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly, as the other members of KKR-KLC LLC and general partners of KKR Associates, may be deemed to beneficially own any shares of Issuer Common Stock that KKR-KLC LLC and KKR Associates, respectively, may be deemed to beneficially own. Neither the filing of this Amendment No. 2 to the Reporting Persons' Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

      (d) No person other than the Partnerships has the right to receive dividends from, or the proceeds from the sale of, the KCLC Shares referred to in this Item 5.

      (e) Pursuant to the Merger, Newco was merged out of existence, ceased to be the beneficial owner of more than five percent of Issuer Common Stock, and thus ceased to be a Reporting Person.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

      Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer. The Issuer has granted certain rights to the Reporting Persons with respect to the registration under the Act of Issuer Common Stock held by the Reporting Persons or their transferees. The Registration Rights Agreement relating to such rights is attached hereto as
Exhibit 5.

Item 7. Material to be Filed as Exhibits Please see attached Exhibit Index.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        KKR-KLC L.L.C.



                                        By:/s/ Clifton S. Robbins
                                           ---------------------------------
                                           Name: Clifton S. Robbins
                                           Title:  Member


                                        KKR ASSOCIATES (KLC) L.P.

                                        By KKR-KLC L.L.C.,
                                         as General Partner


                                        By:/s/ Clifton S. Robbins
                                           ---------------------------------
                                           Name: Clifton S. Robbins
                                           Title:  Member


                                        KLC ASSOCIATES, L.P.

                                        By KKR ASSOCIATES (KLC) L.P.,
                                         as General Partner

                                        By KKR-KLC L.L.C.,
                                         as General Partner


                                        By:/s/ Clifton S. Robbins
                                           ---------------------------------
                                           Name: Clifton S. Robbins
                                           Title:  Member


                                        KCLC ACQUISITION CORP.


                                        By:/s/ Clifton S. Robbins
                                           ---------------------------------
                                           Name: Clifton S. Robbins
                                           Title: President


                                        KKR ASSOCIATES L.P.


                                        By:/s/ Clifton S. Robbins
                                           ---------------------------------
                                           Name: Clifton S. Robbins
                                           Title: General Partner

                                        KKR PARTNERS II, L.P.

                                        By KKR ASSOCIATES L.P.,
                                         as General Partner

                                        By:/s/ Clifton S. Robbins
                                           ---------------------------------
                                           Name: Clifton S. Robbins
                                           Title: General Partner


DATED:  February 18, 1997

                                INDEX TO EXHIBITS

Exhibit No.       Description of Exhibit

1. Joint Filing Agreement, dated as of February 13, 1997, among KCLC Acquisition Corp., KLC Associates, L.P., KKR Associates
            (KLC) L.P., KKR-KLC L.L.C., KKR Partners II, L.P. and KKR Associates L.P. relating to the filing of a joint statement on Schedule 13D

2. Purchase Agreement, dated as of February 13, 1997, among the Issuer and Chase Securities Inc., BT Securities Corporation, Salomon Brothers Inc and Smith Barney Inc.

3. Indenture, dated as of February 13, 1997, between the Issuer and Marine Midland Bank, as Trustee

4. Credit Agreement, dated as of February 13, 1997, among the Issuer, the several lenders from time to time parties thereto and The Chase Manhattan Bank, as Administrative Agent

5. Registration Rights Agreement, dated as of February 13, 1997, among KCLC Acquisition Corp., KLC Associates, L.P. and KKR Partners II, L.P.